Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:

Algonquin Power & Utilities Corp. announces completion of acquisition of 36.8 MW of hydroelectric generation assets

TORONTO, Jan. 13 /CNW/—Algonquin Power & Utilities Corp. (“Algonquin”) (TSX: AQN) is pleased to announce that it has completed the acquisition of 36.8 MW of electrical generating assets (the “Hydro Assets”) previously announced on November 10, 2009, located in New Brunswick and Maine from Integrys Energy Services Inc. after satisfying the conditions of the acquisition including regulatory approval.

Through the purchase of shares and assets, Algonquin has acquired three hydroelectric generating stations, most notably the 34.5MW Tinker Hydroelectric station located on the Aroostook River near the Town of Perth-Andover, New Brunswick. Additionally, Algonquin acquired five thermal generating stations and certain regulated NB ISO transmission lines located in proximity to the generating facilities. Due to confidentiality provisions with the seller, the purchase price has not been disclosed. For additional information on the acquired assets, please refer to the fact sheet posted on Algonquin’s website.

The acquisition has been financed with $20 million of new equity and the balance with a portion of the long term convertible debentures from the offering of Algonquin shares and debentures that was completed on December 2, 2009.

“We are very pleased with the recent acquisition of these long lived, utility grade Hydro Assets” stated Ian Robertson, Chief Executive Officer. “We believe this acquisition is accretive and will help us grow earnings from our portfolio of renewable and clean energy generating assets”.

ABOUT ALGONQUIN POWER & UTILITIES CORP.

Through its distinct operating subsidiaries, Algonquin owns and operates a diversified portfolio of clean renewable electric generation and sustainable utility distribution businesses throughout North America. Algonquin’s electric generation subsidiary includes 42 renewable energy facilities and 11 high efficiency thermal energy facilities representing more than 400 MW of installed capacity. Through its wholly owned subsidiary, Liberty Water Co., Algonquin provides regulated utility services to more than 70,000 customers across 18 water distribution and wastewater treatment utility systems. Pursuant to a previously announced agreement, Algonquin is committed to acquiring the California based regulated utility electric distribution and generation assets of NV Energy which serve approximately 47,000 retail electricity distribution customers. Algonquin and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the aggressive pursuit of accretive acquisition opportunities. Algonquin’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB, AQN.DB.A, and AQN.DB.B. Visit Algonquin Power & Utilities Corp. on the web at www.AlgonquinPower.com.

%SEDAR: 00014832E

/For further information: Kelly Castledine, Algonquin Power & Utilities Corp., 2845 Bristol Circle, Oakville, Ontario, L6H 7H7, Telephone: (905) 465-4500; David Bronicheski, Algonquin Power & Utilities Corp., 2845 Bristol Circle, Oakville, Ontario L6H 7H7, Telephone: (905) 465-4500; Website: www.AlgonquinPower.com/

(AQN.)

CO: Algonquin Power & Utilities Corp.

CNW 08:00e 13-JAN-10